Exhibit (a)(1)(vii)

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated January 20, 2016)

OFFER TO HOLDERS OF FIVE-YEAR COMMON STOCK WARRANTS OF PROVECTUS BIOPHARMACEUTICALS, INC. TO RECEIVE UPON EXERCISE OF SUCH WARRANTS, IN ADDITION TO THE COMMON STOCK PURCHASED, AN EQUAL NUMBER OF NEW $0.85 COMMON STOCK WARRANTS EXPIRING JUNE 19, 2020 (THE “REPLACEMENT WARRANTS”) AND PROSPECTUS FOR (i) 59,861,601 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE EXISTING WARRANTS, (ii) THE REPLACEMENT WARRANTS and (iii) 59,861,601 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE REPLACEMENT WARRANTS

This prospectus supplement relates to the offer letter/prospectus dated January 20, 2016, pursuant to which Provectus Biopharmaceuticals, Inc. (“we,” “us,” or the “Company”) is offering for a limited period of time to certain of its holders of outstanding warrants the opportunity to receive new warrants expiring June 19, 2020 upon the exercise of their warrants (the “Exchange Offer” or the “Offer”). The Offer is being made to certain holders of our warrants to purchase shares of common stock, $0.001 par value per share (“Common Stock”), issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”) in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The purpose of this prospectus supplement is to disclose:

•	a modification of the terms of the Offer so that each holder who tenders Existing Warrants during the Offer Period for early exercise will be able to do so at a discounted exercise price of $0.50 per share, instead of at the previously announced discounted exercise price of $0.75 per share;

•	an extension of the expiration date of the Exchange Offer to 4:00 P.M. (Eastern time) on Monday, March 21, 2016; and

•	an update regarding changes to the composition of the Company’s board of directors (the “Board of Directors”) and executive officers.

This prospectus supplement contains important changes and should be read carefully and in its entirety in conjunction with the offer letter/prospectus and the Amended and Restated Letter of Transmittal. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the offer letter/prospectus.

See “Risk Factors” beginning on page 10 of the offer letter/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus supplement is truthful or complete. A representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2016.

CHANGES TO THE TERMS OF THE OFFER

The Company is modifying the terms of the Offer so that each holder who tenders Existing Warrants during the Offer Period for early exercise will be able to do so at a discounted exercise price of $0.50 per share, instead of at the previously announced discounted exercise price of $0.75 per share. Accordingly, references in the offer letter/prospectus to the discounted exercise price for such tenders of Existing Warrants during the Offer Period shall reflect such modification, including the references set forth below.

The third sentence appearing on the outside front cover page of the offer letter/prospectus and all similar discussions appearing throughout the offer letter/prospectus (including, but not limited to discussions in the “Prospectus Summary—Exchange Offer” section, the “Prospectus Summary—Securities Issuable in Exchange Offer” section, “The Exchange Offer—General Terms” section, the “Use of Proceeds” section, and the “Determination of Price of Existing Warrants and Replacement Warrant—Existing Warrants and Underlying Common Stock” section) are superseded in their entirety as follows:

The Offer is to temporarily modify the terms of such Existing Warrants so that each holder who tenders Existing Warrants during the Offer Period (as defined below) for early exercise will be able to do so at a discounted exercise price of $0.50 per share (Existing Warrants currently have exercise prices ranging between $1.00 and $3.00 per share).

The second paragraph in the “Prospectus Summary—Exchange Offer—The Exchange Offer/Terms of Replacement Warrants” section of the offer letter/prospectus and all similar discussions appearing throughout the offer letter/prospectus (including, but not limited to discussions in “The Exchange Offer—General Terms” section) are superseded in their entirety as follows:

For example, if an Existing Warrant holder tenders 1,000 Existing Warrants during the Offer Period that have an exercise price of $3.00, the Existing Warrant holder will be required to pay an exercise price of $0.50 per share, for a total of $500 (rather than $3,000), and will receive as a result of the exercise of the Existing Warrant 1,000 shares of our Common Stock plus a Replacement Warrant to purchase 1,000 shares of our Common Stock at an exercise price of $0.85. See “The Exchange Offer—General Terms—Terms of the Replacement Warrants” beginning on page 16.

The second risk factor under the “Risk Factors—Risks Related to the Exchange Offer” section of the offer letter/prospectus is hereby removed and replaced with the following:

If you participate in the Exchange Offer and exercise your Existing Warrants, you are paying an exercise price at a premium over the market price of the Common Stock and could only sell the Common Stock you acquire upon exercise of your Existing Warrants at a loss.

As of March 4, 2016, the market price of our Common Stock was $0.46. If you participate in the Exchange Offer and exercise your Existing Warrants, you will pay $0.50 for each share of Common Stock you receive upon exercise of your Existing Warrant (after taking into account the discounted exercise price), which is $0.04 more than the market price of our Common Stock as of March 4, 2016. As a result, you will only be able to sell the shares of Common Stock you acquire through participation in the Exchange Offer at a loss unless and until the market price of our Common Stock exceeds such exercise price.

The sections of the table below shall replace and supersede the corresponding sections in the table found in the “Selected Financial Data” section in the offer letter/prospectus:

The pro forma consolidated financial information presented below assumes that all 59,861,601 Existing Warrants are tendered for early exercise in the Offer on September 30, 2015, resulting in net proceeds to the Company of $26,927,029 after estimated offering expenses of $3,003,772.

Nine Months Ended September 30, 2015
Consolidated Statement of Operations Data, Pro Forma:
Operating expenses
Total operating loss	$(5,779)
Incentive expense for early warrant exercise	(6,242)
Other income, net	(1)
Net loss	(12,022)
Deficiency of earnings to cover fixed charges	(12,022)

As of September 30, 2015
Consolidated Balance Sheet Data, Pro Forma:
Cash, cash equivalents and marketable securities	$45,811
Total assets	53,531
Total liabilities	2,075
Stockholders’ equity	51,456
Book value per share	0.20

The pro forma consolidated financial information reflects the following adjustments:

(1) Cash proceeds from the exercise of 59,861,601 Existing Warrants at an exercise price of $0.50, resulting in net proceeds to the Company of $26,927,029 after estimated offering expenses of $3,003,772.

(2) The issuance of 59,861,601 shares of Common Stock upon the exercise of the Existing Warrants.

(3) The value of 59,861,601 Replacement Warrants to be issued as an inducement in the Exchange Offer based on the 59,861,601 Existing Warrants outstanding prior to March 4, 2016, using a Black-Scholes model assuming a stock price of $0.46, resulting in an estimated expense of approximately $6,242,000. The fair value of the modified Existing Warrants was determined to be zero as of March 4, 2016 using a Black-Scholes model.

The second and third paragraphs under the “Dilution” section of the offer letter/prospectus shall be removed and replaced with the two paragraphs below:

At September 30, 2015, our net tangible book value was $21,422,069, or approximately $0.10 per share of Common Stock. Without taking into account any other changes in the net tangible book value after September 30, 2015 other than to give effect to our receipt of the estimated proceeds from the issuance of 59,861,601 shares of Common Stock issuable upon exercise of the Existing Warrants offered by this Offer Letter/Prospectus, at an offering price of $0.50 per share, which represents the reduced exercise price of the Existing Warrants, our net tangible book value as of September 30, 2015, after giving effect to the items above, would have been approximately $48,349,098, or approximately $0.18 per share of Common Stock. This represents an immediate increase of $0.08 in net tangible book value per share to our existing stockholders and an immediate dilution of $0.32 per share to purchasers of Common Stock in this offering. Holders of Replacement Warrants issued as part of this offering who exercise their Replacement Warrants may experience dilution if our net tangible value at the time of exercise is less than the exercise price.

The following table illustrates the dilution to the purchasers in this offering on a per-share basis as if the offering had occurred on September 30, 2015:

Offering price of the shares of Common Stock		$0.50	(1)
Net tangible book value before this offering	$0.10
Increase attributable to purchasers in this offering	$0.08

Pro forma net tangible book value after this offering		$0.18

Dilution to purchasers in this offering		$0.32

(1)	Represents the reduced exercise price of the Existing Warrants.

EXTENSION OF THE EXPIRATION DATE OF THE EXCHANGE OFFER

In connection with the modification of the terms of the Offer discussed above, the Company is extending the expiration date of the Exchange Offer. The Exchange Offer was previously set to expire at 4:00 P.M. (Eastern time) on Thursday, March 10, 2016 and will now expire at 4:00 P.M. (Eastern time) on Monday, March 21, 2016, unless further extended or terminated. The Company is extending the expiration date of the Exchange Offer, due to, in part, the material development of the resignation of H. Craig Dees, PhD, the Company’s Chief Executive Officer and Chairman of the Board. As of March 4, 2016, approximately 332,500 Existing Warrants have been tendered for exchange in the Exchange Offer. All references to the expiration date of the Offer in the offer letter/prospectus are hereby amended to extend the expiration date of the Offer until 4:00 p.m. Eastern Time on Monday, March 21, 2016.

RECENT DEVELOPMENTS

Resignation of Chief Executive Officer and Chairman of the Board of Directors

On February 29, 2016, the Company announced the resignation of H. Craig Dees, PhD, as Chief Executive Officer and Chairman of the Board of Directors of the Company, effective immediately. Dr. Dees resigned for personal and health reasons.

Appointment of Interim Chief Executive Officer

On February 29, 2016, the Company also announced that the Board of Directors appointed Peter R. Culpepper, the Company’s current Chief Financial Officer and Chief Operating Officer, to serve as Interim Chief Executive Officer effective immediately, and is expected to serve as the Interim Chief Executive Officer until the Board of Directors completes its search process for a successor Chief Executive Officer. The Board of Directors is also searching for an Interim Chief Financial Officer to support Mr. Culpepper with respect to the responsibilities associated with the Chief Financial Officer role until a successor Chief Executive Officer is named.

Appointment of Director to the Board of Directors

On February 27, 2016, the Board of Directors appointed Eric Wachter, PhD, the Company’s Chief Technology Officer, to serve as a director on the Company’s Board of Directors, to fill the vacancy on the Board of Directors caused by Dr. Dees’s resignation. Dr. Wachter will stand for election by the Company’s stockholders at the Company’s Annual Meeting of Stockholders in June 2016. Dr. Wachter has not been appointed to serve on any committees of the Board of Directors at this time.

The Board of Directors appointed Alfred E. Smith, IV, the lead independent director on the Board of Directors, to replace Dr. Dees as Chairman of the Board of Directors. For more information about these changes in management and the composition of the Company’s Board of Directors, see the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 29, 2016.